

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via E-mail
Dr. Jean-Claude E. Gehret
President and Chief Executive Officer
E C Consulting International, Inc.
Im Aeschfeld 12
CH-4147 Aesch, Switzerland

> **Re:** **E C Consulting International, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 17, 2012**
> **File No. 333-183011**

Dear Dr. Gehret:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We reissue comment 7 of our letter dated August 24, 2012. We note you provide a cross reference to your Risk Factors section on page 9. We further note that your Risk Factors section begins on page 7. Please revise.

About E C Consulting International, Inc., page 4

2.   We note your response to comment 9 of our letter dated August 24, 2012 and we reissue our prior comment. We note that you were founded in 2000 but not incorporated until 2010. Please revise your summary to discuss briefly your historical and current operations and provide additional detail in your business section.

The Offering, page 4

3.   We note your response to comment 10 of our letter dated August 24, 2012 and we reissue our prior comment. Your disclosure states that the company reserves the right to begin using the proceeds as soon as the funds have been received but also states that all subscription funds will be held in a noninterest-bearing account pending the completion of the offering. Please revise your disclosure to clearly state when the funds will be released from escrow. If the company is able to use the funds as soon as they are received, please also revise your disclosure to indicate the purpose of the escrow.

Use of Proceeds, page 16

4.   We reissue comment 11 of our letter dated August 24, 2012. We note you indicate that you will apply the proceeds from the offering to pay accounting fees, legal and professional fees associated with the offering. As your disclosure on page 10 indicates that your offering proceeds will not cover your offering costs, please revise to clarify in this section that the offering proceeds will not cover offering costs. Please also revise to include the approximate amount of net proceeds intended to be used for each purpose. Please refer to Item 504 of Regulation S-K.

Operations, page 22

5.   We note your response to comment 13 of our letter dated August 24, 2012 in which you have revised your disclosure to identify companies that you have conducted seminars for. We reissue our prior comment in part. Please revise your disclosure to provide more specific details regarding your revenues, including the services performed and the fees received from each client.

6.   In addition, on page 23, your disclosure still refers to your one customer. Please revise to identify this one customer, add a risk factor regarding your dependence on such customer and explain to us why you have provided a list of extensive customers on page 27. Please also consider removing any customers from whom you no longer receive revenues.

7.   We note your response to comment 14 of our letter dated August 24, 2012 in which you indicate that you did not incur any outside legal or accounting costs during the period ended March 31, 2012. We note that PMB Helin Donovan, LLP audited your financial statements for the period ended March 31, 2012. We therefore reissue our prior comment. Please tell us why your Operating Expenses in the Table on page 22 do not include legal or accounting costs for 2012, or revise.

Management's Discussion and Analysis…, page 21

8.   We note your response to comment 12 of our letter dated August 24, 2012. Please revise your disclosure to provide more details about the company's plan of operations for the next twelve months. In particular, please quantify and discuss your current and expected expenses and clearly describe your sources of funding for those expenses.

Business, page 24

9.   We note that your operations are based in Switzerland. Please expand your disclosure to discuss the regulations applicable to companies based in Switzerland. Further, please discuss the impact these regulations may have on investors.

10.   It appears that your principal shareholders and executive officers are not residents of the United States and it also appears that your current business is administered principally outside the United States. Please provide us an analysis as to whether you are a "foreign private issuer" under Rule 405 of the Securities Act of 1933.

Directors, Executive Officers, Promoters and Control Persons, page 29

11.   We note your response to comment 16 of our letter dated August 24, 2012 and we reissue our prior comment. Please revise to describe the business experience of Dr. and Mrs. Gehret during the past five years including each person's principal occupation and employment during the past five years, the name and principal business of any organization in which such occupations and employment were carried on, and whether such organization is an affiliate of the registrant. For example purposes only, we note you indicate that Dr. Gehret used sole proprietorship entities for training programs until July 2010. Please revise to identify these entities. Please refer to Item 401(e) of Regulation S-K.

Summary Executive Compensation Table, page 31

12.   We note your response to comment 19 of our letter dated August 24, 2012 and we reissue our prior comment. We note you indicate in your Summary Executive Compensation Table that Dr. Gehret received "other compensation" of $44,942 and $73,638 in 2011 and 2012, respectively. Please revise your narrative to the Table to disclose why you have included these amounts in the "All Other Compensation" column and not in the "Salary" column, or revise. In the narrative following the Table, please also revise your disclosure to discuss the details of the "other compensation" granted to Dr. Gehret, including how the amounts were determined. Please refer to Items 402(m)(1), 402(n)(2)(ix) and 402(o)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

13.   We note your response to comment 20 of our letter dated August 24, 2012. We reissue
        our prior comment. We note you indicate that the Company issued 24,000,000 shares of
        common stock to Dr. Gehret in exchange for the business of ECC and for costs/services
        incurred to plan and arrange the incorporation. Please revise to clarify what you mean by
        "in exchange for the business of ECC." Please also revise to provide greater details as to
        the costs incurred and the services provided by Dr. and Mrs. Gehret.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Frank J. Hariton
        Via E-mail